EVERGREEN INCOME ADVANTAGE FUND

                             AUTOMATIC DIVIDEND REINVESTMENT PLAN

                                      TERMS AND CONDITION

Pursuant to the Automatic Dividend Reinvestment Plan (the "Plan") of Evergreen Income Advantage Fund (the "Trust"), unless a holder (each, a "Shareholder") of the Trust's common shares of beneficial interest (the "Common Shares") otherwise elects, all dividends and capital gain distributions on such Shareholder's Common Shares will be automatically reinvested by EquiServe Trust Company, N.A., as agent for Shareholders in administering the Plan (the "Plan Agent"), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by EquiServe Trust Company, N.A., as the Dividend Disbursing Agent. Shareholders may elect not to participate in the Plan and to receive all dividends and capital gain distributions in cash by contacting the Plan Agent. Enrollment, purchase or sales of shares and other transactions or services offered by the Plan can be directed to the Plan Agent through the following:

TELEPHONE

Telephone the Plan Agent, including sale of shares toll-free within the United States and Canada:

1-800-731-6001

An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

IN WRITING

You may also write to the Plan Agent at the following address: EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010. Be sure to include your name, address, daytime phone number, social security or tax I. D. number and a reference to Evergreen Income Advantage Fund on all correspondence.

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received by the Plan Agent prior to any dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder's Common Shares are registered. Whenever the Trust declares an income dividend or a capital gain distribution (collectively referred to as "dividends") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Agent for the participants' accounts, depending upon the circumstances described below, either
(i) through the receipt of additional unissued but authorized Common Shares from the Trust ("newly issued Common Shares") or (ii) by purchase of outstanding Common Shares on the open market ("open-market purchases") on the American Stock Exchange (the "AMEX"), the primary national securities exchange on which the common shares are traded (the "Exchange"), or elsewhere.

     If, on the payment date for any dividend or distribution, the net asset value per Common Share is equal to or less than the market price per Common Share plus estimated brokerage trading fees (such condition being referred to herein as "market premium"), the Plan Agent will invest the dividend amount in newly issued Common Shares on behalf of the participants. The number of newly issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the dividend or distribution by the greater of (i) the net asset value per Common Share on the payment date, or (ii) 95% of the market price per Common Share on the payment date.


If, on the payment date for any dividend or distribution, the net asset value per Common Share is greater than the market value or market premium (such condition being referred to herein as "market discount"), the Plan Agent will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any dividend or distribution, the Plan Agent will have until the last business day before the next date on which the Common Shares trade on an "ex-dividend" basis or in no event more than 30 days after the record date for such dividend, whichever is sooner (the "last purchase date"), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly income dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the next "ex-dividend" date, which typically will be approximately ten days. The weighted average price plus brokerage commissions of all Common Shares purchased by the Plan Agent as Plan Agent shall be the price per Common Share allocable to each participant. If, before the Plan Agent has completed its open-market purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Agent may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares on the dividend payment date. If the Plan Agent is unable to invest the full Distribution amount in purchases in the open market or if the market discount shifts to a market premium during the purchase period then the Agent may cease making purchases in the open market the instant the Plan Agent is notified of a market premium and may invest the uninvested portion of the Distribution in newly issued Common Shares received by the Trust at the net asset value per Common Share at the close of business provided that, if the net asset value is less than or equal to 95% of the then current market price per Common Share, the dollar amount of the Distribution will be divided by 95% of the market price on the payment date. Participants should note that they will not be able to instruct the Agent to purchase Common Shares at a specific time or at a specific price.

The Plan Agent maintains all Shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the name of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to Common Shares issued directly by the Trust as a result of dividends or capital gains distributions payable either in Common Shares or in cash. However, each participant will pay a pro rata share of brokerage trading fees incurred with respect to the Plan Agent's open-market purchases in connection with the reinvestment of dividends.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.